Exhibit 99.1

PainReform Commences Development for OcuRing™-K Phase II Trial,
LayerBio’s Drop-Less Sustained-Release Ocular Therapy

Development plan positions OcuRing™-K for advancement in the fast-growing, multi-
billion-dollar global cataract surgery market

Tel Aviv – December 2, 2025 — PainReform Ltd. (Nasdaq: PRFX) today announced, through its pharmaceutical division, the commencement of its development plan for OcuRing™-K, LayerBio’s patented, drop-less, intraoperatively administered sustained-release ocular therapy designed to deliver controlled, site-specific release of ketorolac following cataract surgery. Following the closing of PainReform’s majority investment in LayerBio and the integration of OcuRing-K into PainReform’s development portfolio, the Company conducted a methodical internal assessment with LayerBio’s management team to define development priorities and establish a clear path for advancing the program. Work is now progressing toward the Phase II clinical trial.

OcuRing-K is an erodible, intraoperatively administered sustained-release device designed to provide extended and consistent intraocular therapeutic levels of an NSAID (non-steroidal, non-opiate, anti-inflammatory analgesic). LayerBio’s technology is designed to address major limitations of traditional postoperative eye-drop regimens, which typically require multiple daily steroid and NSAID drops for several weeks and deliver only a small fraction—often less than 5%—of the drug inside the eye. OcuRing-K is designed to eliminate this drop-dependent approach through a single, intraoperative, sustained-release therapy.

This inefficient delivery of eye drops produces sharp fluctuations in drug levels, increasing the potential for inconsistent efficacy and side effects. In contrast, OcuRing-K’s in-situ depot formulation provides direct, localized delivery to target tissues with markedly lower systemic exposure, offering controlled and stable therapeutic coverage compared to conventional eye drops. By removing the need for patient-administered drops, OcuRing-K also reduces contamination risks, such as inadvertent contact between dropper bottles and ocular tissues.

Preclinical studies and a Phase I clinical evaluation demonstrated reductions in post-surgical pain and inflammation while using significantly lower total drug exposure than standard eye-drop regimens. The sustained-release kinetics of OcuRing-K maintained therapeutic levels over time, supporting the potential for improved ocular safety, reduced systemic side effects associated with high-volume topical dosing, and enhanced patient compliance, particularly among elderly populations.

Cataract surgery is one of the most common procedures worldwide, with approximately 4.5 million surgeries performed annually in the United States and more than $9 billion in global annual surgical procedure volume. Current postoperative management depends heavily on multi-week corticosteroid and NSAID eye-drop regimens—treatments that are burdensome for elderly patients and often delivered inconsistently to ocular tissues. These limitations have contributed to growing clinical interest in drop-less approaches designed to simplify recovery and improve treatment consistency.

LayerBio’s sustained-release platform also supports delivery of a wide range of other ocular therapeutics—including NSAIDs, antibiotics, steroids, and anti-VEGF agents—aligning with PainReform’s plans to explore additional ophthalmic indications following the development of OcuRing-K.

“Our plan identifies post-cataract pain and inflammation as the initial target indication for OcuRing-K. Commencing the development plan for OcuRing-K and advancing work toward the next clinical trial marks a key milestone in our strategy to deliver meaningful, drop-less solutions to one of the most common and impactful surgical procedures worldwide,” said Ehud Geller, Chairman of PainReform. “LayerBio’s data demonstrate the potential of this sustained-release depot technology to provide consistent pain and inflammation control with significantly lower drug exposure than traditional drops. With this plan in place, PainReform is well positioned to advance OcuRing-K into its next phase of development.”

As previously announced, PainReform and LayerBio plan to advance OcuRing-K through its next stage of clinical development in the United States, where approval could unlock a high-volume reimbursable market and enable expansion across additional ophthalmic indications.

OcuRing-K continues to be led by Dr. Ken Mandell, LayerBio’s founder and Chief Executive Officer, a Harvard-trained ophthalmologist and biotechnology innovator with more than a dozen INDs and multiple Phase 1–3 ophthalmic trials to his credit.

PainReform will provide further updates as the OcuRing-K program advances.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the development plan for OcuRing-K and its plans for the commencement of clinical trials. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com